Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization

Elite Ride Limited	British Virgin Islands

Delta Advanced Materials Limited	Hong Kong

Jiangsu Yangtze Delta Fine Chemical Co., Ltd	People’s Republic of China

Binhai Deda Chemical Co., Ltd	People’s Republic of China